PE 01/31/2013

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





13000333

DIVISION OF
CORPORATION FINANCE

Received SEC

FEB 15 2013

Washington, DC 20549

February 15, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/15/13

Bruce K. Dallas
Davis Polk & Wardwell LLP
bruce.dallas@davispolk.com

Re: SAIC, Inc.
Incoming letter dated January 31, 2013

Dear Mr. Dallas:

This is in response to your letter dated January 31, 2013 concerning the shareholder proposal submitted to SAIC by Kenneth Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 15, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: SAIC, Inc.
Incoming letter dated January 31, 2013

The proposal requests that the board take the steps necessary so that each voting requirement in SAIC's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement of a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

There appears to be some basis for your view that SAIC may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by SAIC seeking approval to amend SAIC's certificate of incorporation and bylaws. You also represent that the proposal would directly conflict with SAIC's proposal. You indicate that inclusion of the proposal and SAIC's proposal in SAIC's proxy materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if SAIC omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Norman von Holtzendorff
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From:	Salmon, Stephen <stephen.salmon@davispolk.com>
Sent:	Thursday, January 31, 2013 11:47 AM
To:	shareholderproposals
Cc:	Dallas, Bruce K.; 'Scott, Douglas (Corporate Secretary)' (DOUGLAS.E.SCOTT@saic.com);
	*** FISMA & OMB Memorandum M-07-16 ***
Subject:	SAIC, Inc. - 14a-8 no-action letter request
Attachments:	SAIC Inc. 14a-8 noaction letter request 013113.pdf

The attached no-action letter from SAIC, Inc. is being submitted to the Office of Chief Counsel at the Division of Corporation Finance, pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C. A copy of this submission is being sent simultaneously to Mr. John Chevedden via email, as representative of Mr. Kenneth Steiner. Thank you.

Please direct any inquiries to:

Bruce Dallas
Davis Polk & Wardwell
bruce.dallas@davispolk.com
650-752-2022

Stephen Salmon

Davis Polk & Wardwell LLP
1600 El Camino Real
Menlo Park, CA 94025

650 752 2063 tel
650 752 3663 fax
stephen.salmon@davispolk.com



New York
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Davis Polk

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212 450 4000 tel
212 701 5800 fax

January 31, 2013

Re: **Shareholder Proposal of Mr. Kenneth Steiner Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934**

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
(*Via email: shareholderproposals@sec.gov*)

Dear Sir or Madam:

On behalf of SAIC, Inc., a Delaware corporation (the "**Company**" or "**SAIC**"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are filing this letter with respect to the shareholder proposal and supporting statement submitted by Mr. Kenneth Steiner (the "**Proponent**"), on December 28, 2012 (the "**Shareholder Proposal**") for inclusion in the proxy materials that SAIC intends to distribute in connection with its 2013 Annual Meeting of Shareholders (the "**2013 Proxy Materials**"). We hereby request confirmation that the staff of the Office of Chief Counsel (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8, SAIC omits the Shareholder Proposal from its 2013 Proxy Materials.

Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before SAIC files its definitive 2013 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (Nov. 7, 2008), question C, we have submitted this letter to the Commission via email to shareholderproposals@sec.gov.

Pursuant to Rule 14a-8(j), as notification of the Company's intention to omit the Shareholder Proposal from its 2013 Proxy Materials, a copy of this submission is being sent simultaneously to John Chevedden, the proxy appointed by the Proponent to receive correspondence related to the Shareholder Proposal. This letter constitutes the Company's statement of the reasons that it deems the omission of the Shareholder Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

The Shareholder Proposal states:

> RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

A copy of the Shareholder Proposal and other correspondence is attached to this letter as Exhibit A.

Statement of Reasons to Exclude

The Company believes that the Shareholder Proposal may properly be excluded from its proxy statement under Rule 14a-8(i)(9) because it will directly conflict with one of the Company's own proposals to be submitted to shareholders at the same meeting. The Commission has indicated that the company's proposal need not be "identical in scope or focus for the exclusion to be available." *Exchange Act Release No. 34-40018* (May 21, 1998).

The Shareholder Proposal implicates the following provisions of the Restated Certificate of Incorporation of SAIC, Inc. (the "**SAIC Charter**"):

- Article SIXTH provides that no section of the Company's Bylaws may be adopted, repealed, altered, amended or rescinded by the shareholders of the Company except by the affirmative vote of not less than two-thirds of the total voting power of all outstanding shares of voting stock of the Company;

- Article SEVENTH, Section (C) provides that any director or the entire Board of Directors may be removed with or without cause by the holders of two-thirds of the total voting power of all outstanding shares then entitled to vote at an election of directors;

- Article NINTH requires the affirmative vote of the holders of not less than two-thirds of the total voting power of all outstanding shares of voting stock of the Company to repeal or amend certain specified provisions in the SAIC Charter;

- Article TENTH, Section (B) requires the approval of certain business combination transactions that involve a "Related Person" (as defined in the SAIC Charter as a person other than the Company, an employee stock ownership or other employee benefit plan of the Company or a subsidiary of the Company that beneficially owns an aggregate of 5% or more of the total voting power of all of the outstanding shares of voting stock of the Company, or an affiliate or associate of any such person) by the affirmative vote of the holders of (i) at least 80% of the total voting power of all of the outstanding shares of total voting stock of the Company and (ii) at least a majority of the total voting power of all of the outstanding shares of voting stock of the Company other than shares of voting stock which are beneficially owned by such Related Person, unless the transaction is approved by the Continuing Directors (as defined in the SAIC Charter) or certain fair price conditions are satisfied; and

- Article TENTH, Section (I) requires the affirmative vote of the holders of at least 80% of the total voting power of all outstanding shares of voting stock of the Company to amend, alter, change or repeal any provisions set forth in such Article TENTH; *provided* that such provisions may be amended, altered, changed or repealed upon the affirmative vote of the holders of at least a majority of the total voting power of all outstanding shares of voting stock of the Company if first approved and recommended by a resolution adopted by a majority vote of the Continuing Directors (as defined in the SAIC Charter).

- In addition, Section 7.04 of the Company's Bylaws currently repeats the voting standard from Article SIXTH of the SAIC Charter regarding shareholder amendments to the Bylaws.

The Nominating and Corporate Governance Committee (the "**Committee**") of the Board of Directors of the Company (the "**Board**") has reviewed the Shareholder Proposal and recommended to the Board the inclusion of a management proposal in the Company's 2013 Proxy Materials to amend the foregoing provisions of the SAIC Charter, declaring the proposal's advisability and recommending that the Company's shareholders approve such amendment (the "**Company Proposal**"). Based on the recommendation of the Committee and the Board's own consideration of the Shareholder Proposal and the Company Proposal, the Board has authorized management to include the Company Proposal in the Company's 2013 Proxy Materials.

The Company Proposal will ask shareholders to approve amendments to the SAIC Charter and Bylaws, such that:

- Articles SIXTH and NINTH will be amended so that any of the actions referenced in such Articles will require the affirmative approval of a majority of the total voting power of all outstanding shares of voting stock of the Company.

- Article SEVENTH, Section (C) will be amended such that any director or the entire Board may be removed with or without cause by the holders of a majority of the total voting power of all outstanding shares then entitled to vote at an election of directors.

- Article TENTH, Sections (B) and (I) will be amended such that the references in those Sections to an 80% threshold would be amended and replaced with a threshold of "two-thirds of the total voting power of all of the outstanding shares of total voting stock."

- In addition, at the time the Board approved the Company Proposal, the Board authorized a conforming amendment to eliminate and replace the supermajority provision from Section 7.04 of the Company's Bylaws, contingent upon shareholder approval of the amendment of the controlling provision in Article SIXTH.

The Company Proposal and the Shareholder Proposal would present alternative and conflicting decisions for shareholders because they would apply different voting thresholds for the same provision. For example, the Company Proposal would reduce the current 80% thresholds in Article TENTH and would set those thresholds at "two-thirds of the total voting power of all of the outstanding shares of total voting stock," which directly conflicts with the Shareholder Proposal's request to set the thresholds at a "simple majority." Further, the Company Proposal would eliminate and replace the current two-thirds thresholds in Articles SIXTH, SEVENTH and NINTH of the SAIC Charter and Section 7.04 of the Company's Bylaws to require the affirmative approval of a majority of the total voting power of the outstanding voting stock of the Company with respect to such matters, which also directly conflicts with the Shareholder Proposal's request to set the thresholds at a "simple majority."

Where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders, and submitting both matters for shareholder vote could produce inconsistent and ambiguous results, the Staff has permitted exclusion of the shareholder proposal under Rule 14a-8(i)(9). The Staff has previously concurred in the exclusion of shareholder proposals requesting the adoption of simple majority voting when the company represents that it will seek shareholder approval of an amendment to reduce provisions containing supermajority thresholds to "a majority of shares outstanding." *See, e.g., Alcoa Inc.* (January 6, 2012); *Fluor Corp.* (January 25, 2011); *Del Monte Foods Co.* (June 3, 2010); *Caterpillar Inc.* (March 30, 2010); *Allergan Inc.* (February 22, 2010); *The Walt Disney Company* (November 16, 2009, *recon. denied* December 17, 2009). Similarly, in *SUPERVALU Inc.* (April 20, 2012), the Staff concurred with the exclusion of a shareholder proposal that requested the adoption of simple majority voting when a company indicated that it planned to submit a proposal to amend its bylaws and articles of incorporation to reduce supermajority provisions from 75% to 66 2/3%. *See also Duke Energy Corp.* (March 2, 2012) (concurring with the exclusion of a shareholder proposal requesting that the company adopt simple majority voting where the company planned to submit a proposal reducing any supermajority provisions from 80% to 75%); *Piedmont Natural Gas Co., Inc.* (November 17, 2011) (concurring with the exclusion of a shareholder proposal requesting that the company adopt simple majority voting where the company planned to submit a proposal reducing any provisions requiring a supermajority vote to 66 2/3%); *H.J. Heinz Company* (April 23, 2007) (concurring with the exclusion of a shareholder proposal requesting that the company adopt simple majority voting where the company planned to submit a proposal reducing any supermajority provisions from 80% to 60%).

If both the Shareholder Proposal and the Company Proposal were included in the 2013 Proxy Materials, the confusion caused could easily lead to a vote result that is not necessarily representative of the views of shareholders, and a situation in which the

Company would be unsure on how to implement the wishes of its shareholders. For example, if the SAIC shareholders were to approve both proposals, it would not be possible to determine which of the alternative proposals they preferred, as some shareholders may have supported both while other shareholders may have supported one but not the other. Further, if both proposals were voted upon, some shareholders may have supported one of the proposals solely in preference to the other proposal, but might not have supported either proposal on an individual basis, preferring instead to maintain the status quo.

As described above in this letter, SAIC's determination to ask shareholders to approve the Company Proposal is substantially similar to the facts presented in prior no-action requests for which the Staff has permitted exclusion of a conflicting shareholder proposal. The Shareholder Proposal and the Company Proposal directly conflict, and if both were included in the 2013 Proxy Materials, would present different and directly conflicting decisions for shareholders on the same subject matter at the same shareholder meeting.

Based on the foregoing, the Company believes that the Shareholder Proposal may properly be excluded from its 2013 Proxy Materials under Rule 14a-8(i)(9).

* * *

The Company respectfully requests the Staff's concurrence with its decision to omit the Shareholder Proposal from the 2013 Proxy Materials and further requests confirmation that the Staff will not recommend any enforcement action. Please call the undersigned at (650) 752-2022 if you should have any questions or need additional information or as soon as a Staff response is available.

Respectfully yours,



Bruce K. Dallas

Attachment
cc w/ att: Kenneth Steiner/John Chevedden
Douglas E. Scott (SAIC, Inc.)

EXHIBIT A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. John P. Jumper
Chairman of the Board
SAIC, Inc. (SAI)
1710 SAIC Drive
McLean VA 22102

Dear Mr. Jumper,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-18-12
Date

cc: Douglas E. Scott <douglas.e.scott@saic.com>
Corporate Secretary
PH: 858-826-7325
FX: 858-826-6808
PH: 703 676-4300

[SAI: Rule 14a-8 Proposal, December 28, 2012]
Proposal 4* – Simple Majority Vote Right

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included James McRitchie and Ray T. Chevedden. Currently a 1%-minority can frustrate the will of our 66%-shareholder majority that seeks to improve to our corporate governance.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, was concerned the qualification of our directors. Each of our directors received 8% to 17% in negative votes. John Jumper, our Chairman and CEO, received our highest negative votes – 17%. Jere Drummond was second with 15% in negative votes. Our Audit Committee Chairman, Harry Kraemer, was involved with the bankruptcy of Comdisco Holding Company. Mr. Kraemer was also on our executive pay committee.

Four directors each had 10 to 17 years long-tenure. Plus these directors controlled 50% of the seats on our audit and executive pay committees. Director independence erodes after 10-years. GMI said long-tenure could hinder director ability to provide effective oversight. A more independent perspective would be a priceless asset for our directors.

Please vote to protect shareholder value:
Simple Majority Vote Right – Proposal 4*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16***

Salmon, Stephen

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, January 03, 2013 9:09 AM
To: Scott, Douglas (Corporate Secretary)
Cc: Koskovich, Melissa L.
Subject: Rule 14a-8 Proposal (SAI) tdt
Attachments: CCE00006.pdf

Mr. Scott,
Attached is the rule 14a-8 proposal stock ownership letter. Please acknowledge receipt and let me know on Friday whether there is any question.
Sincerely,
John Chevedden
cc: Kenneth Steiner



Post-it® Fax Note 7671

Date 1-3-13	# of pages ▶
To Douglas Scott	From John Chevedden
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 858-826-6808	Fax #

January 3, 2013

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, you have continuously held the following securities in the TD Ameritrade Clearing, Inc. DTC #0188, account ending *** FISMA & OMB Memorandum M-07-16 *** since October 1, 2011.

Symbol	Stock	# of Shares
CMCSA	Comcast Corporation	906
IPG	The Interpublic Group of Companies, Inc.	2600
SAI	SAIC, Inc	1250

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Daniel Bliss
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TDA 5380 L 09/12